Via  Edgar*

October 29, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010 (“Form 10-K”)
Definitive Proxy Statement on Schedule 14A (“Proxy Statement”)
Filed April 7, 2010
Forms 10-Q for the Periods Ended March 31, 2010, and June 30, 2010
Filed May 10, 2010, and August 9, 2010, respectively (“Forms 10-Q”)
File No. 1-14965

Dear Ms. Barberich:

We are in receipt of the letter, dated September 27, 2010, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  We appreciate the Staff’s review of our Form 10-K, Proxy Statement and Forms 10-Q and look forward to working with the Staff to resolve the Staff’s comments.   For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-K for the Period Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Identifiable Intangible Assets, page 74

1.
We note your response to our prior comment 1 from our letter dated July 9, 2010, and reissue the comment in part since you did not address the extent of the expected effect of the NYSE changes.  You stated in your letter dated June 4, 2010, that if you had determined that a recoverability test was required, your projected undiscounted cash flows of the DMM business would have been in excess of the carrying value.  Please quantify the impact you expected the changes introduced by the NYSE on May 11, 2010, to have on your future cash flows.  In your response, please address the following:

*
Certain confidential portions of this letter were omitted by means of redacting a portion of the text.  The word “[Redacted]” has been inserted in place of the portions so omitted.  Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

•	How you were able to estimate the increased cash flows related to the NYSE changes;
•	The significant inputs/assumptions used in your undiscounted cash flow analysis;
•	The sensitivity of those assumptions; and,
•	Comparison of the actual results subsequent to the NYSE changes to expected results.

Response:

Our statement in our June 4, 2010 letter that our projected undiscounted cash flows as of December 31, 2009 would have been in excess of our carrying value was based on our estimated projected cash flows for the business assuming the NYSE’s changes occurred.  We did not perform a recoverability test excluding the impact of the changes, and therefore did not explicitly quantify the estimated impact of the expected changes.

Notwithstanding this, in response to the Staff’s question, we have now attempted to estimate the impact of the changes on our December 31, 2009 estimated projected cash flows.  In this hypothetical calculation, over the remaining twelve-year useful life of the asset we held constant, at December 31, 2009 observed levels, the inputs to the undiscounted cash flow projection which were affected by the NYSE’s changes.  [Redacted]

With regard to our December 31, 2009 undiscounted cash flow projection, including the impact of the changes introduced by the NYSE, our assumptions were largely based on metrics for the year ended December 2009, which represented six months of strong performance and six months of weaker performance.  Our projection was compiled on an annual basis for the remaining twelve-year useful life of the intangible asset.  We do not project cash flows on a month-by-month basis.  The significant inputs/assumptions used in our projected cash flows were as follows:

[Redacted]

Given the long lived nature of this asset, the performance of the business should be evaluated over a period of time.  Due to the cyclical nature of overall equity market volumes, the recent introduction of the DMM display book remediation and the seasonality of summer volume levels, placing too much emphasis on a short period of time may not be indicative of the longer term profitability of the business.  In the short term, the business has not performed in line with our projections largely driven by an unexpected and significant reduction in overall equity market volumes experienced in 2010.  We expect that overall equity market volumes will recover as the broader economic conditions improve and we remain optimistic for the long-term prospects for this business.  Notwithstanding this, at the time of the changes by the NYSE in May 2010, we believed that we likely would have sufficient data to evaluate such changes by the end of 2010.  Therefore, in the event that we do not see a meaningful improvement in the business in the remainder of the year, we will perform a formal recoverability test as of December 31, 2010 and will re-evaluate our forward looking assumptions with the most recent information available at that time.  In the event that there were to be an impairment at that time, we estimate that it would result in a writedown of approximately $300 million in the carrying value of our DMM rights.  We will make this point clear in our third quarter Form 10-Q.

2.
We also note your statement in response to our prior comment 1 regarding the adverse impact of untimely market data feeds to the DMM display book and of lower trading volumes and lower volatility in the second half of 2009.  Please tell us the extent to which changes in the fee structure for DMMs, if any, impacted revenues in your DMM business, particularly in the second half of 2009 and first half of 2010 relative to the first half of 2009.  Also, tell us your expectations for the future.

Response:

In 2009, the NYSE introduced a modification to its rebate schedule which set out more specific requirements related to the frequency and size of DMM market level quotes.  Because we meet these requirements, these rule changes have had a de minimis effect on the performance of our DMM business. To our knowledge, there are no further planned changes in the DMM fee structure.

Risk Management, page 101

3.
We note your response to our prior comment 2.   The proposed disclosure describes the membership of the Firmwide Risk Committee as including senior members of both revenue-producing units and departments that are independent of revenue-producing units.  Please expand the disclosure to include a similar description of the membership of the Investment Management Division Risk Committee and the Securities Division Risk Committee.

Response:

In our future Annual Reports on Form 10-K, we will expand the disclosure to include a description of the membership of the Investment Management Division Risk Committee and Securities Division Risk Committee.  The following is an example of the disclosure that we would propose to include.

“Committee Membership and Appointments. The Management Committee is responsible for appointing one or more Co-Chairs of the Firmwide Risk Committee (FRC), who then appoint the members of the FRC.  The FRC includes senior members of both revenue-producing units and departments that are independent of revenue-producing units, as selected and approved by the FRC Co-Chairs.  The FRC is responsible for appointing the Chair of the Securities Division Risk Committee, who then appoints the Co-Chairs and members of the Securities Division Risk Committee, which includes senior members of both the Securities Division and departments that are independent of revenue-producing units.  The Head of the Investment Management Division Risk Management is the Chair of the Investment Management Risk Committee and is responsible for appointing the members of the IMD Risk Committee, which includes senior members of both the Investment Management Division and departments that are independent of revenue-producing units.  Membership of all three of the risk committees is reviewed regularly and updated to reflect changes in the responsibilities of the committee members.  Accordingly, the length of time that members serve on the respective committees varies as determined by the Management Committee or the Chairs and based on the responsibilities of the members within the firm.”

Notes to Consolidated Financial Statements, page 131

Note 2.  Significant Accounting Policies, page 131

Goodwill, page 139

4.
We note your response to our prior comment 7.  Please provide a more detailed analysis supporting your conclusion regarding the economic similarity of aggregated components of each of your operating segments based on net revenues.  Your response notes that you believe that each aggregated component is similarly variable, based on changes in business conditions and/or the economic environment.  Please further advise us if the net revenues in each of the aggregated components follow the same trends and if they move up or down in the same way in response to the same positive and negative factors.

Response:

As stated on page 46 of our Form 10-K, our businesses, by their nature, do not produce predictable earnings, and all of our businesses are materially affected by conditions in the global financial markets and economic conditions generally.  We also note that ASC 350-20-55-6 states that evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances, and that this assessment should be more qualitative than quantitative. We therefore generally have focused more on the qualitative factors noted in our prior response dated June 4, 2010 than on quantitative analyses to support our conclusions regarding economic similarity.

Notwithstanding that, in response to the Staff’s question, we do believe that net revenues in the aggregated components of each of our operating segments have generally followed similar trends and moved up or down in response to the same positive and negative factors.  For example, the net revenues in the aggregated components of our Equities operating segment, which contains two thirds of our goodwill, have demonstrated similar growth rates. Given that the financial crisis had a significant and unprecedented impact on our businesses during 2008 and 2009, we believe the more appropriate period over which to review these results is the four-year period from 2003 to 2007.  Over that period, annual revenues in the two key components of our Equities operating segment grew at similar rates, as follows:

[Redacted]

In addition, as of October 29, 2010, we have liquidated substantially all of the positions held by Principal Strategies and have no plans to resume such activities within our Equities operating segment.

As part of our Business Standards Committee review of our businesses, in light of recent regulatory developments and to provide investors with more disclosure related to our principal investing activities we are considering disaggregating our principal investing activities (which includes Principal Strategies) from our client franchise activities in our reporting.  We plan to finalize our decisions in the fourth quarter and consequently expect to reflect any changes in our 2010 Annual Report on Form 10-K.

Note 8. Commitments, Contingencies and Guarantees, page 180

5.
We note your response to our prior comment 9.  You state that you disclose the nature of your material pending litigation and regulatory proceedings in Item 3 of your Form 10-K.  Please tell us how you will revise your disclosures in future filings to disclose the nature of your contingencies in your actual financial statements as required by ASC 450-20-50.

Response:

In future filings, we will include the disclosure in Item 3 in the footnotes to our financial statements.

Note 18.  Business Segments, page 208

6.
We note your response to our prior comment 10.  Please provide us with an example of the reports reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to the operating segments and assess their performance; please clarify if the information reviewed on a weekly, monthly, and quarterly basis is the same, and provide us with examples of all three reports, if different.  In addition, please reconcile your statements that the CODM reviews reports of net revenues by operating segment on a weekly, monthly, and quarterly basis with the following statement from Mr. Viniar in a media report on April 1, 2010: “I personally see the profit-and-loss statement of each of our 44 business units every single night.”

Response:

The firmwide net revenues by segment used to make decisions about resources to be allocated are included in the weekly and monthly reports provided to the chief operating decision maker (CODM).  These schedules are included in Appendix A and Appendix B, respectively.  These reports show net revenues for each of our segments, which enable the CODM to make decisions regarding resource allocations.  On a quarterly basis, our CODM and our Board of Directors are provided with the segment disclosures included in our Forms 10-Q and 10-K, which show expenses at the reportable segment and firmwide level (see Appendix C).

In addition to these reports, on a daily basis Mr. Viniar receives a report which summarizes estimated net revenues for each of the firm’s individual business lines for that day.  This report, which is based on estimated net revenues and does not include expense allocations to individual business lines, serves as a mechanism for Mr. Viniar to see estimated positive and negative revenue results by business line on a daily basis.  Mr. Viniar is provided with this report as a component of our risk management and control processes.  Since it includes only estimates (and such estimates change as the books are closed), the report is not designed to be used for decisions regarding resource allocations, and such decisions are not made on a daily basis. Rather, once net revenues are adjusted for actual activity and finalized at month-end and at quarter-end, the final revenues are then reflected in the actual segment results provided to the CODM, as reflected in the attached appendices.

7.
We note that although you do not evaluate gross margins at the operating segment level, you do regularly review net revenues at the operating segment level.  Please provide your detailed analysis of the long-term financial performance of the aggregated operating segments based on net revenues to support your conclusion in your response to comment 14 in your letter dated June 4, 2010, that the operating segments aggregated into reportable segments have similar economic characteristics.  Advise us if the net revenues in each of the aggregated operating segments follow the same trends and if they move up or down in the same way in response to the same positive and negative factors.

Response:

Set forth below are the compound annual growth rates of the firm’s net revenues for each of the firm’s operating segments for 2003 to 2007 (which, consistent with our response to your comment 4, excludes 2008 and 2009 due to the significant and unprecedented impact on our businesses of the financial crisis).  As noted in the response to comment 4, the firm’s businesses, by their nature, do not produce predictable earnings, and all of our businesses are materially affected by conditions in the global financial markets and economic conditions generally. However, our aggregated operating segments have demonstrated similar economic characteristics in the past and we expect that they will continue to demonstrate similar economic characteristics over the long term in the future.

The below analysis demonstrates that the long-term trends for net revenues in our aggregated operating segments have been generally consistent, and that over the long-term, our aggregated operating segment net revenues have been similarly impacted by the economic factors we described in our response to your comment 14 in our letter dated June 4, 2010.

Compound Annual Growth Rates of Net Revenues - 2003 to 2007
Financial Advisory	Underwriting	Investment Banking	FICC	Equities	Principal Investments	Trading and Principal Investments	Asset Management	Securities Services	Asset Management and Securities Services
37%	22%	29%	30%	27%	61%	31%	25%	28%	26%

We also reviewed an adjusted compound annual growth rate for the period from 2003 to 2009, which we calculated by using the average of 2008 and 2009 annual net revenues as a proxy for 2008 and 2009 normalized revenues.  Based on this analysis, the adjusted compound annual growth rates for the six-year period from 2003 to 2009 were as follows:

Adjusted Compound Annual Growth Rates of Net Revenues - 2003 to 2009
Financial Advisory	Underwriting	Investment Banking	FICC	Equities	Principal Investments	Trading and Principal Investments	Asset Management	Securities Services	Asset Management and Securities Services
11%	10%	11%	16%	14%	N.M.(1)	13%	15%	18%	16%

(1)
The growth rate for Principal Investments was not meaningful due to significant negative net revenues in 2008.  However, the unadjusted compound annual growth rate for Principal Investments from 2003 to 2009 was 13%, which is consistent with the FICC and Equities adjusted compound annual growth rates above.

We believe this supports the assertion that net revenues in our aggregated operating segments are economically similar.  In addition, as noted in the response to comment 4, as part of our Business Standards Committee review of our businesses, in light of recent regulatory developments and to provide investors with more disclosure related to our principal investing activities, we are considering disaggregating our principal investing activities from our client franchise activities in our reporting.  We plan to finalize our decisions in the fourth quarter and consequently expect to reflect any changes in our 2010 Annual Report on Form 10-K.

Form 10-Q for the Period Ended June 30, 2010

Note 8. Commitments, Contingencies and Guarantees, page 64

8.
In addition to your response to our prior comment 9, we also note your disclosure on page 64 of your Form 10-Q for the quarter ended June 30, 2010, which states that you provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnify them against potential losses caused by the breach of those representations and warranties.  You also state that management believes that it is unlikely that you will have to make any material payments under these arrangements, and no liabilities related to these arrangements were recognized in your condensed consolidated statements of financial condition as of June 2010 and December 2009.  As it specifically relates to the potential repurchase of mortgage-related products sold with such representations and warranties and especially given the decline in the value of certain of these products in the past several years, please tell us how you were able to conclude that it is unlikely that you would have to make material payments under these arrangements and that no liabilities related to these arrangements were necessary in your financial statements.  Also, to the extent that a loss related to these arrangements is/was reasonably possible, please tell us why disclosure of the specific nature and an estimate of this loss contingency has not been included in your financial statements in accordance with ASC 450.  Please provide us with proposed additional disclosure for future filings regarding these arrangements specifically for mortgage-related products, if applicable.

Response:

We were not a significant participant in the market for originating residential mortgages.  While we did acquire a small originator in 2007, the number of loans we originated never exceeded one-tenth of one percent of total domestic residential mortgage originations.  Notwithstanding this, in light of heightened industry focus on this issue, we are continuing to monitor the evolving situation.  In future filings we will include expanded disclosure related to the potential repurchase of mortgage-related products sold with such representations and warranties, where appropriate.  As noted above, while the situation is evolving, as of the date of this letter, the following is an example of the disclosure that we would propose to include.

“While we were not a significant participant in the market for originating residential mortgages, we did provide representations and warranties in conjunction with the sale of residential mortgage loans.  Specifically, in structuring and underwriting residential mortgage-backed securities, we often purchased the underlying loans from banks and other lenders, and we generally received representations and warranties from the originators in conjunction with such purchases.  Upon sale of these loans, we in turn either provided representations and warranties to the buyers or assigned to the buyers the representations and warranties that we had received from the originator when we purchased the loans.

Our experience to date related to the repurchase of residential mortgage loans sold with representations and warranties has been limited and mainly involved government sponsored enterprises.  Further, amounts repurchased to date have been immaterial.  However, there is currently significant uncertainty surrounding the issue of potential claims related to industry-wide representations and warranties, and it is possible that additional claims may be made in the future.”

In addition, we received the Staff’s letter dated October 28, 2010, which included additional comments related to this industry-wide issue.  We will expand the above proposed disclosure, as appropriate, in light of these additional comments.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86

Executive Overview, page 89

9.
We note your disclosure that in the second quarter of 2010, results in Principal Investments primarily reflected a gain of $905 million related to your investment in the ordinary shares of Industrial and Commercial Bank of China Limited (ICBC), principally due to the expiration of transfer restrictions related to these shares.  Please tell us how you determined the fair value of the transfer restrictions prior to the expiration of the restriction period, specifically how you incorporated the length of the remaining restriction period in your fair value analysis at each reporting date.

Response:

In accordance with the provisions of ASC 820:

•
When a restriction is an attribute of a financial instrument, the restricted financial instrument should be valued based on the observable quoted price for an otherwise identical unrestricted instrument of the same issuer that trades in the public market, adjusted to reflect the effect of the restriction.

•
The adjustment should reflect the amount market participants would demand because of the risk relating to the inability to access a public market for the security for the specified period. The adjustment will vary depending on: a) the nature and duration of the restriction; b) the extent to which buyers are limited by the restriction; and c) factors specific to both the security and the issuer (qualitative and quantitative).

In our second quarter of 2010, our investment in ICBC became unrestricted and we therefore transferred it into level 1 of the fair value hierarchy, which resulted in the recognition of the gain in our second quarter results.  Prior to this, consistent with ASC 820, we determined the valuation adjustment for our restricted ICBC shares by using a model that incorporated the remaining duration of the transfer restriction and observed volatility levels, as well as a block discount factor to adjust for the fact that our position size was too large to be absorbed by regular market activity levels.  The remaining duration of our transfer restriction was based on the contractual restriction period, while volatility levels were derived from observed trading activity.  We updated the inputs to our model at the end of each reporting period to reflect the declining contractual restriction period and any changes in volatility levels, as well as any additional evidence related to block discount factors based on observable market dispositions of comparable stakes in other Chinese banks.

10.
We note your disclosure on page 89 of this filing and page 58 of your Form 10-K for the year ended December 31, 2009, that your investment banking transaction backlog increased during the quarter as well as significantly increased in the twelve months ended December 31, 2009, respectively.  Furthermore, we note the disclosure on page 2 of your Form 10-K noting the uncertainty regarding your statements about your investment banking transaction backlog.  However, we note that you have not explained management’s analysis of the causes of these increases.  Please show us the disclosure you will include in future filings to address this.  In your proposed disclosure, please discuss the changes from period to period in the breakout of the backlog between M&A transactions and equity underwriting especially in light of the differences in sensitivity by transaction type to the various economic and market factors detailed on page 2 of your Form 10-K.

Response:

In future filings, we will include expanded disclosure on our investing banking transaction backlog.  The following is an illustrative example of what the additional disclosure might have been at the end of fiscal 2009.

“Our investment banking transaction backlog increased significantly during the twelve months ended December 31, 2009, driven by increased levels of client activity.  Our investment banking transaction backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.  The increase was primarily driven by potential equity underwriting transactions from client mandates to underwrite initial public offerings and, to a lesser extent, potential debt underwriting transactions from client mandates to underwrite leveraged finance transactions.  The advisory backlog also increased but was not a material contributor to the change.”

Segment Operating Results, page 109

11.
We note that net revenues in FICC were approximately 55% of total net revenues in the six months ended June 30, 2010, and include the operating results of multiple primary products and activities (i.e., interest rate products, commodities, credit products, currencies, and mortgages).  Your current discussion of these net revenues is generally limited to disclosure of directional changes related to these products. In this regard, please show us the disclosure you will include in future filings to provide a more detailed and robust analysis of material trends in the net revenues of the material primary products and activities included within FICC, with quantification when available and necessary for a complete understanding.  In your disclosure, also discuss the effects of known trends and uncertainties that are reasonably likely to have a material impact on the results of operations of these primary products and activities.

Response:

As we describe on page 102 in Results of Operations in our 2010 second quarter Form 10-Q, the composition of our net revenues has varied over time as financial markets and the scope of our operations have changed.  We also note that the composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions.  On page 26 in our 2009 Form 10-K, we note our businesses, by their nature, do not produce predictable earnings, and all of our businesses are materially affected by conditions in the global financial markets and economic conditions generally.  In addition, we disclose that other changes such as pending regulatory reform as a result of the Dodd-Frank Act and other proposed or announced changes from other governmental entities and regulators will result in increased capital requirements for financial institutions.  Accordingly, we generally are unable to assess the effects of known trends and uncertainties that are reasonably likely to have a material impact on our results of operations of these primary products and activities in the future.

In addition, as noted in the responses to comments 4 and 7, as part of our Business Standards Committee review of our businesses, in light of recent regulatory developments and to provide investors with more disclosure related to our principal investing activities, we are considering disaggregating our principal investing activities from our client franchise activities in our reporting.  As such, our net revenues from FICC would only include revenues from our client franchise and would exclude principal investing activities.  We plan to finalize our decisions in the fourth quarter and consequently expect to reflect any changes in our 2010 Annual Report on Form 10-K.

In future filings, we will provide a more detailed analysis of the material trends in the net revenues of the material primary products and activities within FICC.  Set forth below is an illustrative example of what the additional disclosure might have been for the six months ended June 30, 2010.

“Net revenues in FICC of $11.78 billion decreased 12% compared with the first half of 2009, primarily reflecting significantly lower results in interest rate products, which was principally due to lower customer activity levels, particularly during the second quarter of 2010 (the first half of 2009 was very strong for interest rate products, including a record first quarter).  Net revenues in commodities also declined significantly compared with a strong first half of 2009 (including a record first quarter of 2009), when customer activity was strong and energy prices were rising.  During the second quarter of 2010, energy prices declined, which contributed to lower customer activity levels and generally less favorable market opportunities.  Net revenues in credit products and currencies also declined from the first half of 2009, although to a much lesser extent.  The decline in credit products primarily reflected lower customer activity and the decline in currencies primarily reflected lower customer activity and less favorable market opportunities.  These decreases were partially offset by significantly higher net revenues in mortgages.  During the first half of 2010, mortgage results were strong, primarily reflecting improved trading volumes in agency and non-agency residential mortgage backed securities, and the impact of tightening mortgage spreads.  In addition, during the first half of 2009, mortgages included a loss of approximately $1.5 billion on commercial mortgage loans.

During the second quarter of 2010, certain trends emerged making the environment more challenging for our businesses.  These included broad market concerns, including European sovereign debt risk, uncertainty regarding financial regulatory reform, sharply higher equity volatility levels, lower global equity prices, lower activity levels and wider corporate credit spreads.  If these trends were to continue over the long-term, net revenues in FICC would likely be negatively impacted.”

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Proxy Statement and Forms 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, Proxy Statement or Forms 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:           David A. Viniar, Chief Financial Officer (Principal Financial Officer)
(The Goldman Sachs Group, Inc.)

Appendix A

[Redacted]

Appendix B

[Redacted]

Appendix C

Segment Operating Results

Management believes that the following information provides a reasonable representation of each segment’s contribution to consolidated pre-tax earnings and total assets:

		As of or for the
		Three Months Ended June		Six Months Ended June
		2010	2009	2010	2009
		(in millions)
Investment	Net revenues	$917	$1,440	$2,101	$2,263
Banking	Operating expenses	760	1,167	1,710	1,872
	Pre-tax earnings	$157	$273	$391	$391
	Segment assets	$1,339	$1,473	$1,339	$1,473

Trading and	Net revenues	$6,551	$10,784	$16,801	$17,934
Principal	Operating expenses	4,954	6,290	10,519	11,163
Investments	Pre-tax earnings	$1,597	$4,494	$6,282	$6,771
	Segment assets	$688,612	$696,454	$688,612	$696,454

Asset Management	Net revenues	$1,373	$1,537	$2,714	$2,989
and Securities	Operating expenses	1,064	1,250	2,144	2,455
Services	Pre-tax earnings	$309	$287	$570	$534
	Segment assets	$193,237	$191,617	$193,237	$191,617

Total	Net revenues (1)	$8,841	$13,761	$21,616	$23,186
	Operating expenses	7,393	8,732	15,009	15,528
	Pre-tax earnings	$1,448	$5,029	$6,607	$7,658

	Total assets	$883,188	$889,544	$883,188	$889,544

(1)	Net revenues include net interest income as set forth in the table below:

	Three Months Ended June		Six Months Ended June
	2010	2009	2010	2009
	(in millions)
Investment Banking	$–	$–	$–	$–
Trading and Principal Investments	1,259	1,462	2,314	2,906
Asset Management and Securities Services	360	580	723	1,043
Total net interest	$1,619	$2,042	$3,037	$3,949